Exhibit 12

AMERICAN AIRLINES, INC.

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	2011	2010	2009	2008	2007
Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$(1,965)	$(504)	$(1,757)	$(2,531)	$356

Add: Total fixed charges (per below)	1,749	1,622	1,491	1,458	1,668

Less: Interest capitalized	40	29	42	33	20

Total earnings (loss)	$(256)	$1,089	$(308)	$(1,106)	$2,004

Fixed charges:
Interest	$692	$666	$596	$625	$793

Portion of rental expense representative of the interest factor	1,025	937	859	815	862

Amortization of debt expense	32	19	36	18	13

Total fixed charges	$1,749	$1,622	$1,491	$1,458	$1,668

Ratio of earnings to fixed charges	-	-	-	-	1.20

Coverage deficiency	$2,005	$533	$1,799	$2,564	$-